

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2021

Lee Einbinder
Chief Executive Officer
c/o Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105

**Re: FinServ Acquisition Corp.
Amendment No. 2 to Form S-4
Exhibit No. 10.11
Filed May 5, 2021
File No. 333-252558**

Dear Mr. Einbinder:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance